8/26/2005



SI 05043574 OMMISSION 49

PROCESSED
SEP 08 2005
THOMSON FINANCIAL

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
3- 44204

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/1/04 (MM/DD/YY) AND ENDING 6/30/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FIRST BERMUDA SECURITIES(BVI) LTD.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11 CHURCH STREET
(No. and Street)

HAMILTON (City) BERMUDA (State) HM 11 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

SUSAN ANDERSON 441-296-2789 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG
(Name – *if individual, state last, first, middle name*)

PAR-LA-VILLE (Address) HAMILTON (City) BERMUDA (State) HM 11 (Zip Code)



AUG 2005
WASH. D.C.
183
SECTION

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MICHAEL RAYMOND SCHROTER, ~~swear~~ (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FIRST BERMUDA SECURITIES(BVI) LTD., as of JUNE 30, 20 05, are true and correct. I further ~~swear~~ (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Julie Victoria Stanton
Notary Public
Hamilton, Bermuda

My commission does not
expire under the laws of
the Islands of Bermuda.



Signature

SECRETARY

Title



Notary Public


REVENUE BERMUDA
$25



This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- N/A [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- N/A [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- N/A [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- N/A [ ] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST BERMUDA SECURITIES (BVI) LTD.

Financial Statements
(With Independent Auditors' Report Thereon)

Years Ended June 30, 2005 and 2004


KPMG



KPMG
Crown House
4 Par-la-Ville Road
Hamilton HM 08, Bermuda
Mailing Address:
P.O. Box HM 906
Hamilton HM DX, Bermuda

Telephone 441 295 5063
Fax 441 295 9132
www.kpmg.bm

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholder of
First Bermuda Securities (BVI) Ltd.

We have audited the accompanying statements of financial condition of First Bermuda Securities (BVI) Ltd. as at June 30, 2005 and 2004 and the related statements of income, changes in stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

The statements of changes in liabilities subordinated to claims of general creditors have not been presented, as there were no such liabilities during the years ended June 30, 2005 and 2004.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Bermuda Securities (BVI) Ltd. as at June 30, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

KPMG

Chartered Accountants
Hamilton, Bermuda
July 29, 2005

FIRST BERMUDA SECURITIES (BVI) LTD.

Statements of Financial Condition

June 30, 2005 and 2004
(Expressed in Bermuda Dollars)

	2005	2004 (Note 8)
Assets		
Cash and cash equivalents	$ 62,860	$ 198,388
Brokerage commissions receivable	58,000	60,593
Due from parent company, net (Note 3)	285,656	3,201
Total assets	$ 406,516	$ 262,182
Liabilities		
Accounts payable and accrued expenses	3,386	1,338
Total liabilities	3,386	1,338
Stockholder's equity		
Capital stock		
Authorized, issued and fully paid		
50,000 shares of $1 par value each	50,000	50,000
Retained earnings	353,130	210,844
Total stockholder's equity	403,130	260,844
Total liabilities and stockholder's equity	$ 406,516	$ 262,182

See accompanying notes to financial statements

Signed on behalf of the Board

________________________ Director

________________________ Director

FIRST BERMUDA SECURITIES (BVI) LTD.

Statements of Income

Years Ended June 30, 2005 and 2004
(Expressed in Bermuda Dollars)

	2005	2004
Income		
Brokerage commissions	$ 898,254	$ 924,169
Interest income	395	5,323
Total income	898,649	929,492
Expenses (Note 5)		
Commission expenses (Note 4)	406,303	385,660
Clearing and brokerage charges	85,647	158,135
Telecommunications expense	2,792	38
Secretary and filing fees	9,265	6,001
Insurance expense	3,035	4,145
Bank charges	1,321	503
Total expenses	508,363	554,482
Net income for the year	$ 390,286	$ 375,010

See accompanying notes to financial statements

FIRST BERMUDA SECURITIES (BVI) LTD.

Statements of Changes in Stockholder's Equity

Years Ended June 30, 2005 and 2004
(Expressed in Bermuda Dollars)

	2005	2004
Capital stock		
Capital stock at beginning and end of year	$ 50,000	$ 50,000
Retained earnings		
Retained earnings at beginning of year	210,844	83,834
Net income for the year	390,286	375,010
Dividends	(248,000)	(248,000)
Retained earnings at end of year	353,130	210,844
Total stockholder's equity	$ 403,130	$ 260,844

See accompanying notes to financial statements

FIRST BERMUDA SECURITIES (BVI) LTD.

Statements of Cash Flows

Years ended June 30, 2005 and 2004
(Expressed in Bermuda Dollars)

	2005	2004 (Note 8)
Cash flow from operating activities		
Net income	$ 390,286	$ 375,010
Adjustments to reconcile net income to net cash provided by operating activities:		
Change in brokerage commissions receivable	2,593	17,172
Change in amount due from parent company	(282,455)	(2,865)
Change in accounts payable and accrued expenses	2,048	(1,537)
Cash provided by operating activities	112,472	387,780
Cash flow from financing activities		
Dividends	(248,000)	(248,000)
Cash used in financing activities	(248,000)	(248,000)
Net (decrease) increase in cash and cash equivalents	(135,528)	139,780
Cash and cash equivalents at beginning of year	198,388	58,608
Cash and cash equivalents at end of year	$ 62,860	$ 198,388

See accompanying notes to financial statements

1. **General**

First Bermuda Securities (BVI) Ltd. (the "Company") was incorporated on November 2, 1992 under the laws of the British Virgin Islands and carries on business as a broker/dealer and is a registered member of the National Association of Securities Dealers, Inc. ("NASD"). The Company is a wholly-owned subsidiary of First Bermuda Group Ltd., a company incorporated in Bermuda.

2. **Significant accounting policies**

The accompanying financial statements are prepared in conformity with accounting principles generally accepted in the United States of America. The following are the significant accounting policies adopted by the Company:

a) Brokerage commissions

Brokerage commissions are accounted for on a trade-date basis and are accrued to the balance sheet date.

b) Interest income

Interest income is accrued to the balance sheet date.

c) Commission expenses

Commission expenses are accrued to the balance sheet date.

d) Cash and cash equivalents

Cash and cash equivalents are short-term, highly liquid investments with maturities of less than three months from the date of acquisition. Money market fund investments are included in cash equivalents and are valued at the net asset value as reported by the funds' administrators. Any appreciation in value is recorded as interest income in the statements of income.

e) Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. **Due from parent company**

Amounts due from the parent company are presented net, they are interest free, unsecured and have no fixed terms of repayment.

4. **Commission expenses**

Commission expenses primarily represent the reimbursement of commissions paid by First Bermuda Group Ltd. to its employees for services provided to the Company. These expenses are computed as 50% of brokerage commission earned, after clearing and brokerage charges.

5. **Related party transactions**

General and administrative expenses amounting to $54,418 (2004 - $49,992) have been borne by First Bermuda Group Ltd. ("FBG") on behalf of the Company and are not included in the statements of income.

6. **Net capital requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. At June 30, 2005 the Company had net capital of $107,474 (2004 - $247,643), which was $102,474 (2004 - $242,643) in excess of its required net capital of $5,000.

7. **Taxation**

The Company is considered a non-resident corporation for British Virgin Islands corporation taxation purposes and is therefore not subject to tax. Under current Bermuda law, the Company is not required to pay any taxes in Bermuda on either income of capital gains.

It is management's belief that the Company is not engaged in a United States trade or business, as determined under United States Federal tax laws, and will not be subject to United States income taxes in respect of the profits and losses of the Company. As a result, management has made no provision for income taxes in the financial statements.

8. **Comparative figures**

Certain comparative figures have been reclassified where necessary to conform with the current year's financial statement presentation.

Schedule 1

FIRST BERMUDA SECURITIES (BVI) LTD.

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

June 30, 2005 and 2004

	2005	2004
Net capital		
Total stockholder's equity	$ 403,130	$ 260,844
Total stockholder's equity qualified for net capital	403,130	260,844
Other deductions (excess fidelity bond)	(10,000)	(10,000)
Total capital and allowable subordinated liabilities	393,130	250,844
Deductions and/or charges Non-allowable assets:		
Amount due from parent company	(285,656)	(3,201)
Total deductions and/or charges	(285,656)	(3,201)
Net capital before haircuts on securities positions	107,474	247,643
Net capital	$ 107,474	$ 247,643
Computation of basic net capital requirement		
Minimum net capital required	$ 5,000	$ 5,000
Excess net capital	$ 102,474	$ 242,643
Ratio: Aggregate indebtedness to net capital	0.03:1.00	0.14:1.00
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of June 30, 2005)		
Net capital, as reported in Company's Part II (unaudited) Focus report	$ 107,474	$ 212,241
Audit adjustment to reverse expense relating to FBG	–	55,402
Excess Fidelity Bond deductible erroneously recorded as addition to capital	–	(20,000)
Net capital per above	$ 107,474	$ 247,643